Exhibit 21.1

List of Subsidiaries of MNTN Digital, Inc.

Legal Name	Jurisdiction of Incorporation
MNTN Limited	United Kingdom
Maximum Effort Marketing, LLC	Delaware
QuickFrame Inc.	Delaware